SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of April, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                 RYANAIR SET TO CELEBRATE 80 MILLIONTH PASSENGER
                          WITH 800,000 FREE SEAT SALE!

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 20th April 2004) announced a massive 800,000 FREE SEATS SALE to celebrate it's 80 MILLIONTH PASSENGER, which Ryanair will carry later this week.

Since Ryanair revolutionised flying in 1985, millions of passengers throughout Europe have enjoyed low fare air travel and unbeatable customer service, saving over Euro80 Billion on high fares charged by other airlines
Releasing details of the landmark and massive seat sale in London, Ryanair's Chief Executive, Michael O'Leary said:

        "Ryanair has revolutionised air travel in Europe, enabling millions of ordinary people to fly at affordable prices to destinations across 16 countries. From small beginnings back in 1985, Ryanair has exploded over the past 20 years to become Europe's No.1 low fares airline, carrying over 23 million people last year on our 150 low fare European routes. "To celebrate this landmark, we are today announcing a massive 800,000 FREE SEATS SALE! We are inviting passengers to join us in our celebrations and grab a fantastic free seat!. These seats are available for only 6 days at www.ryanair.com, and as with all Ryanair's legendary seat giveaways, demand will be huge, so we would advise passengers to book early and book often!"

800 000 FREE SEAT OFFER DETAILS

Booking Period:       Wednesday 21st April to midnight Monday 26th April
Travel Period:        Wednesday 5th May to Wednesday 30th June
Applicable Days:      12 midday Monday to 12 midday Thursday and after 12 midday on Saturdays.

Advance Purchase:     14 days
Blackout Period:      Friday 28th May to Tuesday 1st June

* Excludes taxes and charges.

Ends.                          Tuesday, 20th April 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 April, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director